Filed by ATII Holdings Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Companies: Archimedes Tech SPAC Partners II Co.

Commission File No. 001-42514

Forge Nano, Inc.

Commission File No. 333-295563

Date: September 24, 2026

On September 24, 2026, Archimedes Tech SPAC Partners II Co. published the following press release:

Archimedes Tech SPAC Partners II Co. Announces Effectiveness of Registration Statement and Date for Extraordinary General Meeting to Approve Proposed Business Combination with Forge Nano, Inc.

Extraordinary General Meeting Scheduled for October 16, 2026

Shareholders of Record as of September 1, 2026 are Eligible to Vote at EGM

CLAYMONT, Del., September 24, 2026 – Archimedes Tech SPAC Partners II Co. (Nasdaq: ATII) (“Archimedes II” or “ATII”), a publicly traded special purpose acquisition company, today announced that its registration statement on Form S-4 (the “Registration Statement”) in connection with its previously announced proposed business combination with Forge Nano, Inc. (“Forge Nano”), a technology company pioneering domestic battery and semiconductor innovations, was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 22, 2026. The Registration Statement provides important information about Archimedes II, Forge Nano, the combined company and the business combination.

If the transaction is consummated, the combined company expects to be publicly listed on Nasdaq under the symbol “NANO” following the closing of the business combination. The combined company (“Pubco”) is expected to operate under the name “Forge Nano Holdings, Inc.”

Archimedes II also announced today that its Extraordinary General Meeting of Shareholders (the “Meeting”) to consider and vote upon the business combination and related matters has been set for October 16, 2026 at 10:00 a.m. Eastern Time. Shareholders of record as of September 1, 2026 are eligible to attend and vote at the Meeting which will be accessible by visiting www.proxydocs.com/ATII.

The closing of the business combination is subject to approval by Archimedes II’s and Forge Nano’s shareholders, and the satisfaction of other customary closing conditions.

To register and receive access to the Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the final prospectus/proxy statement (File No. 333-295563 and 333-295563-01) filed with the Securities and Exchange Commission (the “SEC”) by Archimedes II and Forge Nano.

About Archimedes Tech SPAC Partners II Co.

Archimedes II is a Cayman Islands exempted company led by Chairman Eric R. Ball and CEO Long Long and is comprised of technology investors, corporate-finance veterans, engineers, and SPAC specialists. Archimedes II was formed as a special-purpose acquisition company for the purpose of effecting a merger with one or more businesses in the technology industry. Archimedes II completed its $230 million IPO in February 2025, and its units, ordinary shares, and warrants currently trade on Nasdaq under the ticker symbols “ATIIU,” “ATII,” and “ATIIW,” respectively. The team’s prior SPAC, Archimedes Tech SPAC Partners Co., successfully closed its merger with SoundHound AI, Inc. in April 2022. Learn more at www.archimedesspac2.com.

About Forge Nano Inc.

Forge Nano is a leading U.S.-based semiconductor equipment and advanced materials company pioneering Atomic Layer Deposition (“ALD”) technology for AI-era chip manufacturing and defense battery applications via its platform technology, Atomic Armor®. Atomic Armor® is a scalable, adaptable nano-scale coating system that strengthens America’s most critical systems -- at the atomic level. The superior surface coatings produced by Forge Nano’s Atomic Armor® process allow partners to unlock peak performance. Learn more at www.forgenano.com.

Important Information and Where to Find It

In connection with the proposed business combination, ATII Holdings Inc. (“Pubco”), a wholly owned subsidiary of Archimedes II, and Forge Nano have filed documents with the U.S. Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement of Archimedes II and a prospectus of Pubco relating to the proposed business combination. Archimedes II intends to mail the Registration Statement to its shareholders in connection with the proposed business combination.

Before making any voting decision, investors and security holders are urged to read the Registration Statement and any other documents filed or to be filed with the SEC in connection with the proposed business combination or incorporated by reference in the Registration Statement because they contain important information about the proposed business combination. Any vote in respect of resolutions to be proposed at Archimedes II’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement.

Investors and security holders may obtain free copies of these documents, as they become available, and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, Delaware 19703.

Participants in the Solicitation

Archimedes II, Pubco, Forge Nano, and certain of their respective directors, executive officers, other members of management, and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Archimedes II shareholders in favor of the proposed business combination. Information about Archimedes II’s directors and officers is set forth in Archimedes II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026, and in Archimedes II’s other filings with the SEC. Additional information concerning the interests of participants in the solicitation, which may in some cases be different from those of Archimedes II shareholders generally, is included in the Registration Statement. These documents are available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation, or solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell, or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, Archimedes II’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of Archimedes II’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Archimedes II, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

Archimedes II, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Archimedes II, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against Archimedes II, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Archimedes II, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts Archimedes II’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by Archimedes II’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that Archimedes II, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in Archimedes II’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that Archimedes II, Pubco or Forge Nano presently do not know or that Archimedes II, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Archimedes II’s periodic filings with the SEC, including Archimedes II’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Archimedes II, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Archimedes II, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of Archimedes II, Pubco or Forge Nano gives any assurance that it will achieve its expectations.

Contacts:

Archimedes Tech SPAC Partners II Co.

Long Long

Chief Executive Officer

(725) 312-2430

long@archimedesspac2.com

Forge Nano, Inc.

Media Contact

Will McKenna

Brand Communications Director, Forge Nano

wmckenna@forgenano.com

Investor Relations Contact

Bryan Baritot

Alliance Advisors IR

forgenanoir@allianceadvisors.com